Exhibit 99.1

Material Information

2019 Second Quarter Results

Sustained results despite the environment

Price Environment

Products Differentials vs Brent

USD/Bl

Diesel
Gasoline
Naphtha
30
25
20
15
10
5
0
-5

Heavy Crudes Performance

USD/Bl

Mars
Maya
0,00
-5,00
-10,00
-15,00
-20,00
-25,00

Net Income

COP Bn

3,519
3,487
6,134
6,232
2Q 2018
2Q 2019
1H 2018
1H 2019

EBITDA / EBITDA Margin

EBITDA (COP Bn)
EBITDA Margin
50.7%
45.4%
49.8%
45.7%
8,609
8,307
15,759
15,665
2Q 2018
2Q 2019
1H 2018
1H 2019

Production

Committed to the target
(720 - 730 mboed)

711
726
730
720
1H 2018
1H 2019
Target 2019

mboed: Thousand barrels of oil equivalent per day

Downstream

Cartagena
Barrancabermeja
Throughput (mbd)
374
153
221
351
155
196
379
150
229
2Q 2018
1Q 2019
2Q 2019

mbd: Thousand barrels per day

Scheduled maintenances were carried out at the Cartagena refinery in 2Q19. At quarter-end, operation was normalized

Midstream

Higher transported volumes

(mbd)

1,115
1,140
1,158
2Q 2018
1Q 2019
2Q 2019

mbd: Thousand barrels per day

Contact information:
investors@ecopetrol.com.co Tel: +57 (1) 234 51 90

ecopetrol

In the first half of 2019 the Ecopetrol Group reported a net profit of COP 6.2 trillion and an EBITDA of COP 15.7 trillion, equivalent to an EBITDA margin of 45.7%.

These results demonstrate the financial and operational strength of the company, which faced a challenging market environment during the second quarter, given the decline in international prices for Brent, naphtha and gasoline, as well as operating restrictions throughout the first half of the year, due to the scheduled maintenances in some fields and at the refineries, in order to achieve the highest standards of integrity in our operations.

On the positive side, we note the spread in the crude basket of -6.4 USD/bl in the first half of the year, supported by the strengthening of heavy crudes in the region and the commercial strategy of seeking higher-value markets, which helped offset the performance of international refined product prices. The 12% devaluation in the exchange rate compared to the first half of 2018 also favored our results.

The Ecopetrol group’s first-half production totaled 726,000 barrels of oil-equivalent per day, increasing 2% compared to the same period the previous year, in line with the 2019 target. The positive results of the drilling campaign in fields such as Akacias and Rubiales, and the solid performance of the recovery program, which contributed 30% of production in the semester, partially mitigated the impact of the scheduled maintenances at the Oripaya, Cusiana and Cupiagua fields.

Sales volumes totaled 913,000 barrels-equivalent per day, increasing 4.2% compared with the first half of 2018, primarily driven by higher crude exports, and refined products from the Cartagena refinery.

On the exploratory front, the Ecopetrol Group continued to expand its presence throughout Colombia, with the award of five blocks by the National Hydrocarbons Agency during the 2019 Permanent Area Allocation Process (PPAA). Further, three of the 10 exploratory wells that were drilled demonstrated the presence of hydrocarbons.

“We entered the most prolific basin in the world in terms of non-conventional reservoirs”

In July, the process of setting new crude transport tariffs was completed, which will allow a moderate increase in the midstream segment’s revenues, ensuring its financial stability for the next four years and the generation of cash for the group. Operationally, we highlight that production barrels that had been being transported by tanker, are now being transported by pipeline, as a result of the segment’s commercial management.

In the downstream segment, during the second quarter we carried out a scheduled maintenance at the hydrocracking unit of the Cartagena refinery, which together with the one completed at the Barrancabermeja refinery in the first quarter, will ensure operational stability, the quality of the diesel produced and will prepare us to take advantage of future benefits of the MARPOL (International Convention for the Prevention of Pollution from Ships) regulation. Throughput for the quarter totaled 379,000 barrels of oil per day, in line with the business plan target.

This segment’s financial results continued to be impacted by the unfavorable pricing environment for international refined products, primarily naphtha and gasoline, combined with the appreciation in heavy crudes, which comprise our refineries’ feedstock.

Regarding the investment plan, the Ecopetrol Group executed USD 1,392 million in the first half of 2019, increasing 38% versus the first half of 2018, of which 81% was allocated in the upstream segment, consistent with the Ecopetrol Group’s growth strategy.

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Continuing with the efficiency strategies, we launched the new 2019 – 2023 phase, with a target of COP 8.0 trillion, involving initiatives which seek efficiencies mainly through the optimization of capex and operating costs as well as the increase of revenues and margins. During the first half of the year, COP 958 billion in efficiencies were incorporated, concentrated largely in optimizing investments in drilling and facilities construction. This is in addition to the COP 10.2 trillion of accumulated savings between 2015 and 2018.

On the environmental front, Ecopetrol S.A. was the first company in Colombia’s Oil and Gas sector to verify its reduction in greenhouse gas emissions from operating processes. The firm Ruby Canyon Engineering verified the reduction of over one million tons of CO2-equivalent between 2013 and 2017. In environmental terms, this would be equivalent to reforesting 100,000 hectares of forest.

Social and environmental investments in the first half of 2019 totaled COP 28,339 million, confirming our commitment to the environment and communities.

Additionally, in the first half of 2019 we prepared the logistics system to ensure the delivery of the ultra-low-sulfur diesel and natural gas required by the new buses of the Bogotá Mass Transportation System (Transmilenio), which began operating in June. We thus contributed to the technological renovation of this important transportation system’s fleet.

Finally, in our international expansion front, I would like to highlight two very important events. The first one is the approval by the Brazilian Ministry of Mines and Energy of Ecopetrol’s 10% stake in the Saturno block, located in the central region of the Santos Basin in the Brazilian Pre-salt; and second, our entry into the Midland in the Permian basin, the area with the fastest growth and highest yield in the United States, to participate in exploiting non-conventional reservoirs. This is transformational news for Ecopetrol and the country.

All this became possible through our strategic alliance with a first-tier operator as Occidental. This will facilitate an increase in our reserves and production, as well as consolidate our knowledge in the exploitation of non-conventional reservoirs. This is a critical step forward along the path of sustainability and profitable growth that we have been laying out for over two years, with a view to generating more value added for our shareholders.

We remain committed to profitable growth in production and reserves, with sustainable results, safe operation and operational excellence, generating integrated value in harmony with the environment and our communities.

Felipe Bayón Pardo

CEO, Ecopetrol S.A.

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Bogotá, August 12, 2019. Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) announced today the Ecopetrol Group’s second quarter of 2019 financial results, prepared in accordance with International Financial Reporting Standards applicable in Colombia.

In the first half of 2019, the Ecopetrol Group earned a net profit of COP 6.2 trillion and an EBITDA of COP 15.7 trillion, in line with the results obtained in the first half of 2018, even in the middle of a less favorable price environment for crude oil and refined products, and scheduled maintenance at the Barrancabermeja and Cartagena refineries. The record spreads between the export crude basket and Brent, the increase in production in line with the target, higher transported volumes, and savings on financial expenses continue leveraging the company’s value creation for shareholders.

Table 1: Income Statement Financial Summary – Ecopetrol Group

Billion (COP)	2Q 2019	2Q 2018	∆ ($)	∆ (%)	6M 2019	6M 2018	∆ ($)	∆ (%)
Total sales	18,309	16,987	1,322	7.8%	34,251	31,630	2,621	8.3%
Depreciation and amortization	2,052	1,899	153	8.1%	4,023	3,670	353	9.6%
Variable cost	6,777	5,818	959	16.5%	12,893	11,019	1,874	17.0%
Fixed cost	2,385	2,040	345	16.9%	4,531	3,915	616	15.7%
Cost of sales	11,214	9,757	1,457	14.9%	21,447	18,604	2,843	15.3%
Gross income	7,095	7,230	(135)	(1.9)%	12,804	13,026	(222)	(1.7)%
Operating expenses	1,137	846	291	34.4%	1,890	1,462	428	29.3%
Operating income	5,958	6,384	(426)	(6.7)%	10,914	11,564	(650)	(5.6)%
Financial income (loss)	(391)	(620)	229	(36.9)%	(776)	(1,189)	413	(34.7)%
Share of profit of companies	72	96	(24)	(25.0)%	233	182	51	28.0%
Income before income tax	5,639	5,860	(221)	(3.8)%	10,371	10,557	(186)	(1.8)%
Income tax	(1,872)	(2,093)	221	(10.6)%	(3,546)	(3,973)	427	(10.7)%
Net income consolidated	3,767	3,767	0	0.0%	6,825	6,584	241	3.7%
Non-controlling interest	(280)	(248)	(32)	12.9%	(593)	(450)	(143)	31.8%
Net income attributable to owners of Ecopetrol	3,487	3,519	(32)	(0.9)%	6,232	6,134	98	1.6%

EBITDA	8,307	8,609	(302)	(3.5)%	15,665	15,759	(94)	(0.6)%
EBITDA Margin	45.4%	50.7%	-	(5.3)%	45.7%	49.8%	-	(4.1)%

The figures included in this report are not audited. The financial information is expressed in billions of Colombian pesos (COP) or US dollars (USD), or thousands of barrels of oil equivalent per day (mboed) or tons, and this is so indicated where applicable. For presentation purposes, certain figures of this report were rounded to the nearest decimal place.

Statements on future projections: This press release may contain statements on future projections related to business prospects, estimated for operating and financial results, and on Ecopetrol growth. These are projections, and therefore are based solely on management’s expectations as to the company’s future and its continuous access to capital to finance the company’s business plan. These statements on future projections basically depend on changes in market conditions, government regulations, competitive pressure, the performance of the Colombian economy and industry, among other factors; therefore, they are subject to change without prior notice.

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I. Macroeconomic and Market Context

After the positive economic growth posted in 2017 (3.8%) and 2018 (3.6%), global activity has slowed considerably, as a result, among others, of: i) the low economic growth in China and the increased trade tensions with the United States, ii) the lower consumer confidence and reduced manufacturing in the Euro zone, and iii) the deceleration of industrial production worldwide. This weak growth has resulted in low demand for hydrocarbons and larger product inventories. For example, inventories of gasoline, medium distillates, jet fuel and fuel oil in OECD1 countries have been increasing along 2019, reaching levels 5% higher than those posted in 2018 and 1.4% above the average levels between 2014 and 2018.

Moreover, refineries globally have been affected by a weakening crack spread for some products due to the economic slowdown and rising prices for their intermediate and heavy crude diets, due to i) the agreement between OPEC and Russia, ii) sanctions on Iran, and iii) a sharp reduction in production in Venezuela. In this environment, Maya heavy crude on the US Gulf Coast (USGC) has strengthened against Brent over the past year, from a spread of -11.1 USD/bl to -5.7 USD/bl between the first half of 2018 and the first half of 2019, while the crack spread for regular USGC gasoline versus Brent has fallen by 3.8 USD/bl, and that of USGC heavy naphtha has fallen by 5.7 USD/bl during that same period. This situation has generated a drop in refining margins worldwide, which have posted six-year lows in some months of the first half of 2019.

Likewise, the strengthening of the dollar continued due to the resistance of the US economy to the weakening of world growth and greater risk aversion due to the escalation of the trade war between the United States and China. Although the market has cut 2019 growth forecasts for several economies throughout the year, there has been no significant change in US growth expectations, which have remained at rates close to 2.5%.

At the local level, the Colombian economy registered 2.8% growth in the first quarter of 2019, lower than expected by the market (3.0%). The Colombian Central Bank expects greater dynamism in the remainder of 2019 and forecasts a 3.0% full-year growth. Among the indexes of economic activity that show better performance and support the prospects for economic recovery are industrial production, retail sales, energy demand, oil production and a lower fall in coal production. Between January and April 2019, oil production in the country was 891,931 barrels per day average, which meant an annual variation of 4.7% compared to the first four months of 2018, when there was a production of 851,241 barrels per day average.

II. Ecopetrol Group Financial and Operating Results

1.	Income Statement

a)	Sales Revenue

Increase of 7.8% in sales revenue in 2Q19 versus 2Q18, as a combined result of:

a)	A decrease in the average weighted basket price of crude oils, gas and refined products -3.9 USD/bl (COP -1.1 trillion), largely due to the decline in Brent crude benchmark prices, partially offset by improved crude spreads, which in turn were due primarily to restrictions on Venezuelan shipments and the Group’s commercial strategy.

b)	Positive volume effect of sales (COP +0.5 trillion, +17.2 mboed).

c)	Higher average exchange rate, positively impacting total revenue (COP +1.8 trillion)

d)	Higher revenue from transport and other services (COP +83 billion).

1 Organization for Economic Cooperation and Development

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Volume sales: 2Q19 volumes sold totaled 917.2 mboed, an increase of 1.9% as compared to 2Q18, primarily due to: i) higher diesel exports associated with increased available volumes from the Cartagena refinery given the lower destination to the local market, ii) higher domestic sales of liquid fuels due to greater demand, and iii) greater requests from border regions.

Table 2: Volumetric Sales – Ecopetrol Group

Local Sales Volume - mboed	2Q 2019	2Q 2018	∆ (%)	6M 2019	6M 2018	∆ (%)
Crude Oil	5.3	4.6	15.2%	7.1	5.9	20.3%
Natural Gas	75.0	77.5	(3.2)%	76.6	74.2	3.2%
Gasoline	116.6	107.6	8.4%	114.1	110.3	3.4%
Medium Distillates	153.8	149.7	2.7%	153.6	148.9	3.2%
LPG and Propane	15.1	16.7	(9.6)%	15.0	16.9	(11.2)%
Fuel Oil	3.8	10.5	(63.8)%	2.6	9.8	(73.5)%
Industrials and Petrochemicals	21.9	21.2	3.3%	22.2	20.9	6.2%
Total Local Volumes	391.5	387.8	1.0%	391.2	386.9	1.1%

Export Sales Volume - mboed	2Q 2019	2Q 2018	∆ (%)	6M 2019	6M 2018	∆ (%)
Crude Oil	395.8	402.5	(1.7)%	402.1	384.7	4.5%
Products	128.7	108.3	18.8%	118.3	102.7	15.2%
Natural Gas*	1.2	1.4	(14.3)%	1.5	1.6	(6.3)%
Total Export Volumes	525.7	512.2	2.6%	521.9	489.0	6.7%

Total Sales Volumes	917.2	900.0	1.9%	913.1	875.9	4.2%

*Natural gas exports correspond to local sales of Ecopetrol America Inc.

Markets of Operation

Colombia (43% of sales): 1.0% increase over 2Q18, primarily due to:

•	An increase in gasoline sales to the border region due to higher quotas set by the Ministry of Mines and Energy, given the reduced supply of Venezuelan gasoline.

•	Increased sales of medium distillates in the border region, higher sales to the mining sector and increased demand for air transport.

•	A decrease in fuel oil sales primarily due to the termination of the domestic sales agreement as of March.

•

Lower natural gas sales due to decreased availability as a result of the scheduled maintenances at Oripaya, Cusiana and Cupiagua, as well as the controlled shutdown of the Gibraltar plant in June 2019, partially offset by new contracts resulting from the commercialization process of larger fields and increased production at Hocol.

International (57% of sales): 2.6% increase over 2Q18, primarily due to:

•	Higher diesel exports given the lower sales to the local market, which was supplied with imported product.

•	Lower sales of crude primarily due to higher throughput at refineries in Colombia and shifting of certain sales volumes to 3Q19 by the rescheduling of deliveries.

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Table 3: Export Destinations - Ecopetrol Group

Crudes - mboed	2Q 2019	2Q 2018	% Share	6M 2019	6M 2018	% Share
U.S. Gulf Coast	181.4	144.8	45.8%	162.4	141.8	40.4%
Asia	151.3	101.8	38.2%	146.6	108.7	36.5%
Europe	32.9	20.8	8.3%	24.7	10.5	6.1%
Central America / Caribbean	18.8	101.3	4.8%	32.3	83.5	8.0%
U.S. West Coast	10.3	7.4	2.6%	14.5	12.4	3.6%
South America	0.8	1.9	0.2%	1.9	3.6	0.5%
Others	0.2	19.0	0.1%	2.9	15.9	0.7%
U.S. East Coast	0.0	5.5	0.0%	16.8	8.3	4.2%
Total	395.8	402.5	100.0%	402.1	384.7	100.0%

Products - mboed	2Q 2019	2Q 2018	% Share	6M 2019	6M 2018	% Share
U.S. East Coast	43.0	14.9	33.4%	42.7	20.8	36.1%
Central America / Caribbean	42.0	22.8	32.7%	35.8	23.0	30.3%
Asia	20.9	20.3	16.2%	19.9	22.5	16.8%
U.S. Gulf Coast	13.9	39.2	10.8%	7.3	24.4	6.2%
South America	5.5	7.6	4.3%	7.3	8.0	6.2%
Europe	3.4	3.5	2.6%	2.0	2.4	1.7%
U.S. West Coast	0.0	0.0	0.0%	3.3	1.6	2.8%
Total	128.7	108.3	100.0%	118.3	102.7	100.0%

Note: Information subject to change after the quarter close, as some destinations are reclassified in accordance with final export results.

Exports

Crudes:

•	US Gulf Coast: Better valuation of heavy crudes due to the drop in supply from Mexico and Venezuela.

•	Asia: Increased share as a result of sanctions on Iranian crude that generated a greater opportunity for the entry of other heavy crudes.

•	Central America and the Caribbean: Less incentive for temporary storage of Latin American crude in the Caribbean for subsequent sale in Asia.

•	Europe: Increased share as a result of the strengthening in the price of crude competitors, due to sanctions on Iranian crude, which generated a greater enter opportunity to the Castilla blend crude.

Refined Products:

•	US East Coast: Increased share, largely due to greater exports of ultra-low-sulfur diesel (ULSD).

•	Central America and the Caribbean: Higher sales of fuel oil to Asia for better valuation versus the Gulf Coast and greater exports of ultra-low-sulfur diesel (ULSD) due to higher product availability.

•	US Gulf Coast: Lower exports of naphtha due to scheduled maintenance at the Cartagena Refinery, and of fuel oil at the Barrancabermeja refinery, due to detour to more valuable flows.

Prices and Spreads Performance

Crudes: In 2Q19 the price of the sales basket of crude oils decreased 4.8% as compared to 2Q18 as a result of a decline in the Brent price, explained by the increase in supply mainly in the United States, which increased inventories more than expected. This was partially offset by a stronger basket spread, which reached its historical maximum of -4.9 USD/bl, due to the use of market conditions generated by a lower supply in the US Gulf as a result of restrictions on shipments of Venezuelan crude and higher demand from refineries in Mexico.

Refined Products: In 2Q19 the price of the basket of refined products versus Brent declined 7.7% compared to 2Q18, due to a weakness in gasoline prices, occasioned by the global oversupply of inventory due to high refinery output and the processing of light crudes with higher yields into naphtha’s. This was offset by a stronger price for fuel oil, given the reduction in global supply.

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Natural Gas: Increase of 1.3% in the price per barrel equivalent versus 2Q18, due to the renewal of contracts from the commercialization process of larger fields and incremental sales at prices higher than those in 2018.

Table 4: Average Basket Prices and Price Spreads - Ecopetrol Group

USD/Bl	2Q 2019	2Q 2018	∆ (%)	6M 2019	6M 2018	∆ (%)
Brent	68.5	75.0	(8.7)%	66.2	71.2	(7.0)%
Natural Gas Basket	23.9	23.6	1.3%	24.0	22.9	4.8%

Crude Oil Basket Spread	(4.9)	(8.2)	40.2%	(6.4)	(7.7)	16.9%
Crude Oil Basket	63.6	66.8	(4.8)%	59.8	63.5	(5.8)%
% Spread Crude Oil Basket vs. Brent	(7.7)%	(10.9)%	29.4%	(10.7)%	(12.1)%	11.6%

Products Basket Spread	4.7	4.3	9.3%	5.5	5.5	0.0%
Products Basket	73.2	79.3	(7.7)%	71.7	76.7	(6.5)%
% Spread Products Basket vs. Brent	6.5%	5.7%	14.0%	7.7%	7.2%	6.9%

b)	Cost of Sales

Depreciation and amortization: Increase of 8.1% in 2Q19 versus 2Q18, primarily due to the offsetting effect of:

a)	Higher production and CAPEX levels, associated with the results of the drilling campaign and the improved recovery factor of the assets.

b)	Higher average exchange rate, impacting the depreciation cost of subsidiaries operating with the dollar as functional currency, given the devaluation against that currency.

c)	The above was offset by the greater incorporation of reserves in 2018 versus 2017, yielding a lower depreciation rate.

Variable costs: Increase of 16.5% in 2Q19 versus 2Q18, primarily due to:

a)	Higher purchase costs of crude, natural gas and refined products (COP +0.9 trillion), due to the net effect of:

•	Higher purchased volume (COP +716 billion, +23.4 mboed), primarily diesel to supply the local market.

•	Lower average price of domestic purchases and imports of crude oil, refined products and natural gas (COP -571 billion).

•	Higher average exchange rate on purchases (COP +799 billion).

b)	Other minor changes (COP +15 billion).

Table 5: Local Purchases and Imports – Ecopetrol Group

Local Purchases - mboed	2Q 2019	2Q 2018	∆ (%)	6M 2019	6M 2018	∆ (%)
Crude Oil	162.8	167.7	(2.9)%	162.7	163.3	-0.4%
Gas	1.6	9.9	(83.8)%	1.9	5.8	-67.2%
Products	2.8	3.1	(9.7)%	3.1	3.3	-6.1%
Diluent	0.4	0.5	(20.0)%	0.4	0.4	0.0%
Total	167.6	181.2	(7.5)%	168.1	172.8	-2.7%

Imports - mboed	2Q 2019	2Q 2018	∆ (%)	6M 2019	6M 2018	∆ (%)
Crude Oil	40.4	36.9	9.5%	35.1	41.2	-14.8%
Products	73.5	43.0	70.9%	85.6	46.1	85.7%
Diluent	55.2	52.2	5.7%	53.1	50.1	6.0%
Total	169.1	132.1	28.0%	173.8	137.4	26.5%

Total	336.7	313.3	7.5%	341.9	310.2	10.2%

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Fixed costs: Increase of 16.9% in 2Q19 versus 2Q18, primarily due to:

a)	Higher costs of maintenance and contracted services (COP +260 billion) due to the increased operational activity as a result of i) greater production levels, ii) higher costs associated with secondary recovery by water injection, iii) commissioning of new wells and workovers, and iv) larger share of fields, among others.

b)	Higher labor costs (COP +61 billion), primarily due to the recognition of employee benefits included in our new Collective Bargaining Agreement and higher headcount.

c)	Other minor changes (COP +24 billion).

c)	Operating and Exploratory Expenses

Operating and exploratory expenses increased 34.4% in 2Q19 versus 2Q18, primarily due to:

a)	Write off of the exploratory activity of the Tibirita-1, Tibirita-1A and Avila projects in Caño Sur, which were recognized as ongoing project in the balance sheet. The recognition of the expense of these projects is adopted after updating the economic viability given the completion of the technical and commercial studies, and the non-extension by the competent authority in the extension of the exploratory stage.
b)	High labor expenses due to the recognition of employee benefits agreed in our new Collective Bargaining Agreement and higher headcount.
c)	Higher taxes, primarily 4x1,000 tax on financial transactions associated with higher dividend payments.
d)	Higher costs in repairing damage caused by third parties to the transport system and illegal valves.

d)	Financial (Non-Operating) Results

The change in financial results in 2Q19 versus 2Q18 corresponds to the net effect of:

a)	Savings in financial costs (COP +155 billion) primarily associated with the debt prepayments in 2018.

b)	Higher revenue from the valuation of the securities portfolio, increased in yields and other minor factors (COP +74 billion).

The effective tax rate for 2Q19 was 33.2%, versus 35.7% in 2Q18. The decline was primarily due to the reduction of four percentage points in the nominal tax rate set by the Financing Law approved in late 2018, offset by lower results in the Cartagena refinery, which taxes under presumptive income.

2.	Financial Statement Position

a)	Assets

Decline of 2.4% in assets in 2Q19 compared to 1Q19, primarily explained by the net effect of:

a)	A reduction in other financial assets and cash equivalents (COP -3.6 trillion), primarily from the combined effect of: i) cash flow generated from operations (COP +6.0 trillion), ii) outflow of funds for CAPEX (COP -2.2 trillion), iii) payment of dividends to the Government and minority shareholders (COP -6.6 trillion), iv) payment of principal and debt service (COP -1.1 trillion) and v) positive effect of the devaluation of the Colombian peso against the dollar (COP +0.1 trillion). At the end of the quarter our cash composition was comprised of 57% U.S. dollars and 43% Colombian pesos.

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Table 6: Cash Position – Ecopetrol Group

Billion (COP)	2Q 2019	2Q 2018	6M 2019	6M 2018
Initial cash and cash equivalents	8,935	7,866	6,312	7,946
(+) Cash flow from operations	6,017	4,641	10,837	9,314
(-) CAPEX	(2,217)	(1,757)	(4,141)	(2,952)
(+/-) Investment portfolio movement	286	(343)	984	(2,891)
(+) Other investment activities	158	160	310	305
(-) Borrowings and interest payments	(1,127)	(2,061)	(1,811)	(2,729)
(-) Dividend payments	(6,642)	(2,210)	(6,975)	(2,455)
(+/-) Exchange difference (cash impact)	114	41	8	(201)
Final cash and cash equivalents	5,524	6,337	5,524	6,337
Investment portfolio	7,152	9,463	7,152	9,463
Total cash	12,676	15,800	12,676	15,800

Note: The cash corresponds to the available resources that are classified as cash and cash equivalents and investments in financial securities, regardless of their maturity.

b)	A decrease in trade receivables (COP -374 billion), due to: i) the payment received from the Fuel Prices Stabilization Fund totaling COP -1.8 trillion and the quarterly accrual of COP +914 billion, and ii) the increase in accounts receivable of COP +548 billion, associated with higher sales and prices versus 1Q19.

c)	An increase in property, plant and equipment, natural resources and intangibles (COP +445 billion), due to: i) higher CAPEX for the period, ii) the effect of the conversion of subsidiaries assets with functional currencies other than the Colombian peso, resulting from the devaluation that occurred during the quarter, partially offset by iii) higher depreciation and amortization.

d)	An increase in inventory (COP +376 billion), associated with higher prices of crudes and refined products, compared to 1Q19.

e)	Other changes in assets (COP +123 billion).

b)	Liabilities and Equity

Decline of 9.7% of total liabilities in 2Q19 versus 1Q19, due to:

a)	Lower accounts payable (COP -6.1 trillion) as a result of the net effect of: i) payment of the first and second installments of dividends to the Government and the 100% of dividends owed to minority shareholders, as decreed by Ecopetrol’s General Shareholders Meeting, out of 2018 earnings, and ii) increased accounts payable to suppliers.

b)	A reduction in taxes payable (COP -670 billion) associated with income tax payments, primarily from midstream segment subsidiaries, partially offset by the quarterly provision for income tax.

c)	Lower provisions for employee benefits (COP -338 billion) due to payments for pension allowances and social services.

d)	A reduction in loans and financing (COP -261 billion) primarily due to periodic payments of principal and interest, offset by the effect of the peso’s devaluation against the U.S. dollar and its impact on dollar debt, whose exchange effect is recognized in other comprehensive income, under equity, given the application of hedge accounting. As of June 30, 2019, the Ecopetrol Group’s debt totaled COP 37.5 trillion, 89% of which is originated in foreign currency and 11% in domestic currency.

e)	Other minor changes in liabilities (COP -63 billion).

Increase of 8.1% in equity in 2Q19 compared to 1Q19, as a result of the combined effect of: i) our quarterly earnings, ii) the increase resulting from the conversion of assets and liabilities of subsidiaries operating in functional currencies other than the Colombian peso, due to the peso’s devaluation against the U.S. dollar, and iii) income from exchange rate difference applied to debt employed as a cash flow hedge instrument and net investment, given the peso’s devaluation against the dollar.

3.	Results by Business Segment

a)	UPSTREAM

EXPLORATION

In the second quarter Ecopetrol and its partners completed the drilling of six exploratory wells, for a total of ten thus far this year.

9

During the quarter, the presence of hydrocarbons was confirmed in the Andina Norte-1 well, where crude was found in the Guadalupe and Une formations. Initial testing in the Guadalupe formation indicated a production rate of 2,785 bod of 40º API light crude and 4.3 million cubic feet per day of natural gas. On the other hand, the Une formation yielded an average production rate of 621 bod of 37º API crude oil and 1.5 million cubic feet of natural gas per day. Likewise, drilling of the Boranda-2 ST well was also completed (independent reservoir from the one found in the Boranda-1 well), where initial production testing confirmed the presence of medium crude in the Emerald formation of Eocene basal sands, at an initial rate of 960 bod of 23º API oil.

The Ecopetrol Group also obtained five of the 11 exploratory blocks awarded in Colombia by the Colombian National Hydrocarbons Agency (ANH) during the 2019 Permanent Area Assignment Process (PPAA). Of those five, one corresponds to Ecopetrol S.A. (Gua-Off 10 offshore block) and the other four to its subsidiary Hocol (Blocks COR-9, LLA 86, LLA-87 AND LLA-104).

Internationally, Ecopetrol America Inc. (31.5%), in joint venture with the companies Fieldwood Energy (58.94% - Operator) and Talos Energy (9.56%), were awarded the MC 904 block in the US Gulf of Mexico during the process of the GOM - Lease Sale 252 round. Likewise, Ecopetrol Brasil purchased an additional 341 km² of 3D seismic to assess the prospects of Pau Brasil and 1,600 km² of high-resolution 3D seismic to assess participation in the Transfer of Rights Surplus Auction in the second half of the year. Additionally, Ecopetrol Hidrocarburos México acquired a license for 88,015 km² of 3D seismic from the Campeche program.

On July 17th, Brazil’s Ministry of Mines and Energy approved Ecopetrol’s 10% stake in the Saturno block, located in the Santos basin. As a result, in the new composition, Ecopetrol retains a 10% share, while Shell, as Operator, holds 45% and Chevron the other 45%. With this approval, the process of formalization and closing of the “Production Sharing Contract” contract with which Ecopetrol will join the consortium has begun.

Table 7: Detail of Exploratory Wells – Ecopetrol Group

#	Quarter	Name	Initial Well Classification (Lahee)	Block	Name	Operator/Partner	Status	TD Date
1	First	Jaspe-8	A1	Quifa	Llanos Orientales	FRONTERA (70%) ECP (30%)	Successful	Enero 14 / 2019
2	First	Cira 7000 ST	A2C	La Cira Infantas	Valle Medio del Magdalena	OXY (52%) ECP (48%)	Dry	Enero 27 / 2019
3	First	Provenza-1	A3	CPO-8	Llanos Orientales	ECP (100%)	Dry	Marzo 5 / 2019
4	First	Mamey West-1	A2C	Samán	Valle Inferior del Magdalena	Hocol (100%)	Dry	Marzo 5/ 2019
5	Second	Andina Norte-1	A3	Capachos	Llanos Orientales	Parex (50%) ECP (50%)	Successful	Mayo 3 / 2019
6	Second	Pastora Sur-1	A3	Chipiron	Llanos Orientales	Oxy (70%) ECP (30%)	Dry	Mayo 19 / 2019
7	Second	Boranda-2 ST	A1	Playón	Llanos Orientales	Parex (50%) ECP (50%)	Successful	Mayo 21 / 2019
8	Second	Cosecha CW-01	A3	Cosecha	Llanos Orientales	Oxy (70%) ECP (30%)	Dry	Mayo 26 / 2019
9	Second	Cosecha CW-01-ST-1	A3	Cosecha	Llanos Orientales	Oxy (70%) ECP (30%)	Under Evaluation	Junio 09 / 2019
10	Second	Habanero-1	A3	Fortuna	Valle Medio del Magdalena	Parex (80%) ECP (20%)	Under Evaluation	Junio 11 / 2019

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PRODUCTION

In 2Q19 the Ecopetrol Group’s average production totaled 723 mboed (+0.3% over 2Q18), explained by i) the improved performance of the drilling campaigns in the Akacias, Rubiales, Chichimene, Yarigui-Cantagallo, Quifa and Castilla fields, which started in 2018 and have continued in 2019, ii) the positive response of the secondary and tertiary recovery, and iii) higher sales of natural gas at Hocol. Although production decreased 0.7% compared to 1Q19 due to the scheduled maintenances at the Cusiana and Cupiagua natural gas fields, it is still in line with the target of 720-730 mboed set for 2019. Eliminating the effect of scheduled maintenances, the production of the quarter would have been 730 mboed. For the first six months of the year, production was 726 mboed.

During 2Q19 the production at the Akacias field, where Ecopetrol holds a 55% stake, remained outstanding, reaching a record of 20 mboed, up 3 mboed over 1Q19 and up 14 mboed versus 2Q18.

In 2Q19 Ecopetrol Group upstream subsidiaries contributed approximately 60 mboed, accounting for 8.3% of the consolidated total volume, reflecting an increase of 2.8 mboed (+4.9%) compared to 2Q18, leveraged primarily by the transfer of fields between Ecopetrol and Hocol and the results at Ecopetrol America Inc. (EAI).

During 2Q19, we had an average of 37 rigs in operation, 6 more than those in operation in 2Q18, resulting in the drilling and completion of 147 development wells. In the first half of 2019, 311 development wells were drilled, 17.4% more than in 1H18.

Table 8: Gross Production* - Ecopetrol Group

Production - mboed	2Q 2019	2Q 2018	∆ (%)	6M 2019	6M 2018	∆ (%)
Crude Oil	551.4	550.8	0.1%	551.2	542.0	1.7%
Natural Gas	111.4	112.7	(1.2)%	112.9	110.5	2.2%
Total Ecopetrol S.A.	662.8	663.5	(0.1)%	664.1	652.5	1.8%
Crude Oil	20.7	19.6	5.6%	20.9	20.2	3.5%
Natural Gas	8.7	7.1	22.5%	8.6	7.1	21.1%
Total Hocol	29.4	26.7	10.1%	29.5	27.3	8.1%
Crude Oil	8.0	9.3	(14.0)%	8.1	9.2	-12.0%
Natural Gas	5.0	5.1	(2.0)%	5.0	5.0	0.0%
Total Equion**	13.0	14.4	(9.7)%	13.1	14.2	-7.7%
Crude Oil	3.6	3.9	(7.7)%	3.6	3.9	-7.7%
Natural Gas	1.2	1.0	20.0%	1.2	1.0	20.0%
Total Savia**	4.8	4.9	(2.0)%	4.8	4.9	-2.0%
Crude Oil	11.2	9.6	16.7%	12.1	10.3	17.5%
Natural Gas	1.8	1.8	0.0%	1.9	2.0	-5.0%
Total Ecopetrol America	13.0	11.4	14.0%	14.0	12.3	13.8%
Crude Oil	594.9	593.2	0.3%	595.9	585.6	1.8%
Natural Gas	128.1	127.7	0.3%	129.6	125.6	3.2%
Total Ecopetrol Group	723.0	720.9	0.3%	725.5	711.2	2.0%

* Gross production includes royalties and is prorated for Ecopetrol’s share in each company.

** Equion and Savia are included in the Financial Statements through the equity method.

Note: Natural gas production includes NGL´s.

Recovery Program

The enhanced recovery factor program remains in line with the 2019 plan and the company continues to assess opportunities to increase reserves and secure production. To date, eight projects are under way, nine in the maturity stage and 16 pilots, four of them in operation, which yield an average incremental production of 15 mboed. As of June 2019, Ecopetrol fields with recovery programs contributed around 30% of the Group’s total daily production.

We are also continuing to promote secondary recovery technologies with water injection in fields such as Castilla, Nutria, Tisquirama and Chichimene; tertiary recovery technologies using enhanced water injection at Dina K, Yariguí, Casabe and Chichimene; steam injection at Teca and Tren Nare; and we are assessing the air injection pilot at Chichimene.

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Lifting and Dilution Cost

Lifting Cost:

Cost Effect (+2.01 USD/bl):

•	Increased subsoil maintenance due to the greater number of interventions, additional workover works (+2%) and higher well services rates (+27%).

•

Higher energy costs due to: i) greater energy consumption as a result of increased water production, served through the increase of self-generated energy capacities and ii) higher purchase price of non-regulated energy given the higher price on the spot market.

•	Higher cost for payment of economic rights (X-Factor) to the ANH for increased production at the CPO09 field.

•	Higher surface maintenance costs due to increased comprehensive maintenance activity and operational reliability, as well as higher contract rates.

Exchange Rate Effect (-1.29 USD/bl): Higher average exchange rate of +401.5 pesos/dollar when re-stating Colombian pesos into U.S. dollars.

Volume Effect (-0.05 USD/bl): Lower cost due to the production increase.

Dilution Cost:

Decrease of 0.26 USD/bl in 2Q19 compared to 2Q18, explained by the higher value paid in pesos due to the higher average exchange rate of +401.5 pesos/dollar, despite the reduction of 8.98 USD/bl in the price of naphtha. Greater purchase of naphtha due to higher production of heavy crude oil and the change in naphtha’s quality.

Table 9: Lifting and Dilution Cost - Ecopetrol Group

USD/Bl	2Q 2019	2Q 2018	∆ (%)	6M 2019	6M 2018	∆ (%)	% USD
Lifting Cost*	9.14	8.47	7.9%	8.93	8.28	7.9%	16.8%
Dilution Cost**	5.04	5.30	(4.9)%	4.49	4.77	(5.9)%	100.0%

* Calculated based on barrels produced without royalties

** Calculated based on barrels sold

Financial Results for the Segment

The 2Q19 revenues rose versus 2Q18 primarily due to: i) higher average exchange rate, ii) greater production volumes as a result of the 2018 drilling campaign and the positive effect of the recovery factor on production, and iii) higher spreads on crude versus Brent. The above offset the lower prices of the weighted average crude basket.

Cost of sales in 2Q19 rose versus 2Q18 as a result of: i) increased purchases of crude given the increased allocation of our own crudes for throughput to our refineries and the effect of a higher average exchange rate on purchases, ii) increased diluent purchases associated with the higher production of heavy crudes, change in diluent quality and exchange rate effect, iii) higher subsoil maintenance costs at Apiay and Chichimene, stimulation works at Piedemonte and well services at Llanos Norte and Quifa-Cajua, iv) increased fluid volumes and economic rights paid at the CPO09 field, v) higher depreciation and amortization related to greater capitalizations as a result of the drilling campaigns at Rubiales, Castilla and Akacias (CPO09), and vi) higher transport costs associated with the increase in the average exchange rate, and the rise in transported volumes associated with higher production.

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The 2Q19 operating expenses rose versus 2Q18 primarily due to the write off of the exploratory activity of the Tibirita-1, Tibirita-1A and Avila-1 projects in Caño Sur that were recognized as ongoing project on the balance sheet.

Net financial (non-operational) results for 2Q19 versus 2Q18 reflected savings on financial interest resulting from the debt prepayments made the previous year and a reduction in the exchange rate exposure as a result of a lower devaluation of the Colombian peso compared to the U.S. dollar.

The aforementioned factors resulted in a decrease of net income and EBITDA in 2Q19 compared to 2Q18. Although incremental production generates profitable barrels, in some cases they generate a lower EBITDA margin due to the quality conditions of the crude and improved recovery processes that imply additional activities to carry out the extraction.

Table 10: Income Statement – Upstream

Billion (COP)	2Q 2019	2Q 2018	∆ ($)	∆ (%)	6M 2019	6M 2018	∆ ($)	∆ (%)
Total revenue	13,532	12,406	1,126	9.1%	25,129	22,370	2,759	12.3%
Depreciation, amortization and depletion	1,422	1,315	107	8.1%	2,764	2,510	254	10.1%
Variable costs	5,097	4,127	970	23.5%	9,711	7,525	2,186	29.0%
Fixed costs	2,471	2,102	369	17.6%	4,689	4,121	568	13.8%
Total cost of sales	8,990	7,544	1,446	19.2%	17,164	14,156	3,008	21.2%
Gross income	4,542	4,862	(320)	(6.6)%	7,965	8,214	(249)	(3.0)%
Operating expenses	665	413	252	61.0%	1,056	762	294	38.6%
Operating income	3,877	4,449	(572)	(12.9)%	6,909	7,452	(543)	(7.3)%
Financial result, net	182	73	109	149.3%	165	(518)	683	(131.9)%
Share of profit of companies	67	71	(4)	(5.6)%	104	165	(61)	(37.0)%
Income before income tax	4,126	4,593	(467)	(10.2)%	7,178	7,099	79	1.1%
Provision for income tax	(1,335)	(1,591)	256	(16.1)%	(2,352)	(2,558)	206	(8.1)%
Net income consolidated	2,791	3,002	(211)	(7.0)%	4,826	4,541	285	6.3%
Non-controlling interest	15	29	(14)	(48.3)%	30	30	0	0.0%
Net income attributable to owners of Ecopetrol	2,806	3,031	(225)	(7.4)%	4,856	4,571	285	6.2%

EBITDA	5,486	5,949	(463)	(7.8)%	9,969	10,267	(298)	(2.9)%
EBITDA Margin	40.5%	48.0%	-	(7.5)%	40.0%	50.0%	-	(10.0)%

b)	MIDSTREAM

Volumes

Crude: In 2Q19 transported volumes of crude increased 4.3% versus 2Q18 as a result of i) the commercial measures taken at truck unload facilities to reduce kilometers transported by tanker truck and increase transport by pipeline, ii) the greater production of Castilla Norte crude at the Barrancabermeja refinery, and iii) the entry of crude from the Acordionero field at Ayacucho. We highlight that in June, Ocensa achieved an historic daily pumping record of 743 mbd and a monthly record of 695 mbd. Approximately 75.2% of crude volumes transported by the oil pipeline system were owned by the Ecopetrol Group.

In 2Q19, the oil pipeline network continued to experience attacks by third parties. However, contingent operations allowed us to mitigate these impacts, resulting in 12 reversal cycles by the Bicentenario Oil Pipeline. During the quarter, there were 16 attacks to the infrastructure, 48% fewer than in 2Q18. Further, the number of illegal valves, for both crude oil and refined products, increased by 18.8% (285 in 2Q19 versus 240 in 2Q18).

Refined Products: In 2Q19 the transported volumes of refined products rose 2.5% versus 2Q18, as a result of i) inventory replacement and resupply process after the maintenance of the HDT unit at the Barrancabermeja refinery in 1Q19, and ii) increased delivery of fuels to the border region. Approximately 34.2% of refined products transported by the system corresponded to the Ecopetrol Group’s products.

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Table 11: Transported Volumes – Midstream

mbd	2Q 2019	2Q 2018	∆ (%)	6M 2019	6M 2018	∆ (%)
Crude Oil	878.6	842.4	4.3%	879.4	819.1	7.4%
Products	279.4	272.7	2.5%	269.6	272.6	-1.1%
Total	1,158.0	1,115.2	3.8%	1,149.0	1,091.7	5.2%

Tariffs Update

In late 2Q19, the Ministry of Mines and Energy issued resolutions setting new transport rates for oil pipelines, which will enter into effect starting in July 2019, up to June 30, 2023. As a result of the negotiation process and/or application of the existing tariff methodology, from July 2019 there will be an average increase in CENIT and Ocensa tariffs of 10% and a decrease in the other companies of the segment.

Cost per Barrel Transported

Volume Effect (-0.11 USD/bl): Lower cost per barrel for additional transported volumes, given the higher production.

Cost Effect (+0.52 USD/bl): Higher costs and expenses due to attacks by third parties and higher depreciation associated with the updated useful life of the infrastructure.

Exchange Rate Effect (-0.44 USD/bl): Higher average exchange rate of +401.5 pesos/dollar when re-stating Colombian pesos into U.S. dollars.

Volume Effect (-0.11 USD/bl): Lower cost per barrel for additional transported volumes, given the higher production.

Table 12: Cost per Barrel Transported – Midstream

USD/Bl	2Q 2019	2Q 2018	∆ (%)	6M 2019	6M 2018	∆ (%)	% USD
Cost per Transported Barrel	3.08	3.11	(1.0)%	3.00	3.13	(4.2)%	0.0%

Financial Results of the Segment

The 2Q19 revenue increased versus 2Q18 primarily due to: i) higher volumes transported of both crudes and refined products, as explained above, and ii) higher average exchange rate versus the comparison period.

Cost of sales in 2Q19 rose compared to 2Q18 as a result of: i) greater consumption of materials and supplies to cover the transport service, in line with the increase in transported volumes, ii) higher energy costs consistent with the increase in energy tariffs, and iii) greater depreciation and amortization generated largely from the change in useful lives of some systems, as a result of the update performed in late 2018.

Net financial (non-operational) results for 2Q19 versus 2Q18 showed a negative effect caused primarily by a greater exchange rate difference resulting from lower net income from the cash balance in dollars.

Table 13: Income Statement – Midstream

Billion (COP)	2Q 2019	2Q 2018	∆ ($)	∆ (%)	6M 2019	6M 2018	∆ ($)	∆ (%)
Total revenue	3,212	2,882	330	11.5%	6,264	5,611	653	11.6%
Depreciation, amortization and depletion	309	279	30	10.8%	604	558	46	8.2%
Variable costs	178	114	64	56.1%	341	283	58	20.5%
Fixed costs	381	370	11	3.0%	735	678	57	8.4%
Total cost of sales	868	763	105	13.8%	1,680	1,519	161	10.6%
Gross income	2,344	2,119	225	10.6%	4,584	4,092	492	12.0%
Operating expenses	187	187	0	0.0%	181	261	(80)	(30.7)%
Operating income	2,157	1,932	225	11.6%	4,403	3,831	572	14.9%
Financial result, net	(182)	(44)	(138)	313.6%	(353)	(316)	(37)	11.7%
Share of profit of companies	1	16	(15)	(93.8)%	0	1	(1)	(100.0)%
Income before income tax	1,976	1,904	72	3.8%	4,050	3,516	534	15.2%
Provision for income tax	(668)	(685)	17	(2.5)%	(1,351)	(1,323)	(28)	2.1%
Net income consolidated	1,308	1,219	89	7.3%	2,699	2,193	506	23.1%
Non-controlling interest	(295)	(277)	(18)	6.5%	(623)	(480)	(143)	29.8%
Net income attributable to owners of Ecopetrol	1,013	942	71	7.5%	2,076	1,713	363	21.2%

EBITDA	2,501	2,257	244	10.8%	5,073	4,447	626	14.1%
EBITDA Margin	77.9%	78.3%	-	(0.4)%	80.0%	80.0%	-	0.0%

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c)	DOWNSTREAM

Cartagena Refinery

In 2Q19 we successfully completed, with the expected quality and integrity standards, the first scheduled maintenance of the hydrocracking unit to replace the catalyzer. This maintenance is expected to ensure the plant’s new four-year operating cycle. Also, works were carried out related to the maintenance of the sulfur and hydrogen units, gas generating turbines and mechanical cleaning of ovens of the Delayed Coking Unit. These tasks affected the crude throughput and the refinery’s utilization factor, which fell by 2.2% and 10.4% respectively versus 2Q18.

During 2Q19, throughput consisted of 82% domestic crude and 18% imported crude, versus 79% domestic crude and 21% imported in 2Q18.

Gross refining margin decreased by 40.5% in 2Q19 compared to 2Q18, primarily affected by the international market environment for naphtha prices, whose margins declined considerably (-6.8 USD/bl, -425%) versus 2Q18 and the strengthening of crudes in its feedstock (+2.6 USD/bl).

Table 14: Throughput, Utilization Factor, Production and Margin – Cartagena Refinery

Cartagena Refinery	2Q 2019	2Q 2018	∆ (%)	6M 2019	6M 2018	∆ (%)
Throughput* (mbod)	149.6	153.0	(2.2)%	152.0	148.7	2.2%
Utilization Factor (%)	81.7%	91.2%	(10.4)%	85.1%	87.8%	(3.1)%
Production (mbod)	143.8	147.1	(2.2)%	146.3	143.7	1.8%
Gross Margin (USD/Bl)	6.6	11.1	(40.5)%	8.8	11.3	(22.1)%

*Corresponds to effective throughput volumes, not volumes received

Barrancabermeja Refinery

In 2Q19 the refinery recovered the throughput levels of 1Q19 (+33.3 mbod), favored by a steady operational performance, achieved after the completion of the scheduled maintenance performed the previous quarter. Throughput increased 7.7 mbod in 2Q19 versus 2Q18, as a result of the greater availability of light crudes.

During June, we completed a scheduled maintenance to one of the cracking units, involving restoration of the unit’s reliability and intervention to the reactor. Despite this maintenance, the utilization factor during the quarter remained at 85.5%.

The refinery’s operational stability allowed it to maintain gross refining margin at levels similar to those of 2Q18, despite the rising prices of the crude oils in the refinery’s feedstock (+0.8 USD/bl), in line with the behavior on the international market.

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Table 15: Throughput, Utilization Factor, Production and Margin – Barrancabermeja Refinery

Barrancabermeja Refinery	2Q 2019	2Q 2018	∆ (%)	6M 2019	6M 2018	∆ (%)
Throughput* (mbod)	228.8	221.1	3.5%	212.2	218.0	(2.7)%
Utilization Factor (%)	85.5%	85.8%	(0.3)%	80.4%	84.7%	(5.1)%
Production (mbod)	231.7	224.0	3.4%	213.7	220.3	(3.0)%
Gross Margin (USD/Bl)	10.3	10.5	(1.9)%	10.4	11.2	(7.1)%

*Corresponds to effective throughput volumes, not volumes received

Refining Cash Cost

Cost Effect (+0.26 USD/bl): Higher cost of energy due to the transport logistics of the natural gas used in self-generation, due to the declining of the Guajira field and higher operating level of the processing plants at the Barrancabermeja refinery.

Volume Effect (-0.06 USD/bl): Lower cost given the higher throughput at the Barrancabermeja refinery (+7.7 mbod), despite the lower throughput at the Cartagena Refinery (-3.4 mbod).

Exchange Rate Effect (-0.65 USD/bl): Exchange rate up by +401.5 pesos/dollar when re-stating peso costs in dollars.

Table 16: Refining Cash Cost* – Downstream

USD/Bl	2Q 2019	2Q 2018	∆ (%)	6M 2019	6M 2018	∆ (%)	% USD
Refining Cash Cost	4.64	5.09	(8.8)%	4.74	4.86	(2.5)%	10.2%

*Includes Barrancabermeja, Cartagena refineries and Esenttia

Financial Results for the Segment

In 2Q19 revenue increased versus 2Q18, primarily due to: i) greater volumes of diesel exports, given the better economic performance of these volumes in the international market, ii) the positive exchange rate effect, combined with the effect of iii) lower prices for the refined products basket and the weakening of the international spreads for naphthas and gasolines.

Cost of sales rose in 2Q19 versus 2Q18, largely due to: i) increased diesel imports for sale on the domestic market and for blending at the Barrancabermeja refinery in order comply with quality specifications, ii) higher crude purchases associated with increased throughput at the Barrancabermeja refinery, and iii) the negative effect of the stronger spreads on heavy crudes versus Brent.

Operating expenses increased in 2Q19 compared to 2Q18, primarily due to the effect of: i) greater tax burden on financial transactions due to higher cash disbursements during the quarter, and ii) plant depreciation charges during their maintenance period at the Cartagena Refinery.

Net financial (non-operational) results for 2Q19 versus 2Q18 showed lower spending due to the exchange rate difference associated with a lower devaluation of the Colombian peso versus the U.S. dollar on the segment’s liability position in dollars.

Table 17: Income Statement – Downstream

Billion (COP)	2Q 2019	2Q 2018	∆ ($)	∆ (%)	6M 2019	6M 2018	∆ ($)	∆ (%)
Total revenue	10,225	8,931	1,294	14.5%	18,777	17,006	1,771	10.4%
Depreciation, amortization and depletion	321	305	16	5.2%	655	602	53	8.8%
Variable costs	9,204	7,906	1,298	16.4%	16,895	14,770	2,125	14.4%
Fixed costs	485	466	19	4.1%	959	904	55	6.1%
Total cost of sales	10,010	8,677	1,333	15.4%	18,509	16,276	2,233	13.7%
Gross income	215	254	(39)	(15.4)%	268	730	(462)	(63.3)%
Operating expenses	290	251	39	15.5%	583	449	134	29.8%
Operating income (loss)	(75)	3	(78)	(2,600.0)%	(315)	281	(596)	(212.1)%
Financial result, net	(391)	(649)	258	(39.8)%	(548)	(355)	(193)	54.4%
Share of profit of companies	4	9	(5)	(55.6)%	7	16	(9)	(56.3)%
Loss before income tax	(462)	(637)	175	(27.5)%	(856)	(58)	(798)	1,375.9%
Provision for income tax	131	183	(52)	(28.4)%	157	(92)	249	(270.7)%
Consolidated net loss	(331)	(454)	123	(27.1)%	(699)	(150)	(549)	366.0%

EBITDA	363	403	(40)	(9.9)%	583	1,045	(462)	(44.2)%
EBITDA Margin	3.6%	4.5%	-	(0.9)%	0.0%	10.0%	-	(10.0)%

16

4.	Efficiency Initiatives

During the 2Q19 we launched the new phase of the efficiencies and savings program for 2019 – 2023. The strategy has set a target of COP 8.0 trillion in efficiencies, divided among COP 2.1 trillion for 2019 and COP 5.9 trillion for the years 2020 - 2023. This new target is based on 50 strategies, consolidated into 29 levers, which seek efficiencies through the optimization of capex and operating costs and strategies to increase revenues and margins. Currently, all the Ecopetrol Group’s areas and companies are in the phase of identifying initiatives, as well as actions aimed at covering the target set for 2019. At the end of 1H19, year-to-date efficiencies totaled COP 0.96 trillion.

Table 18: Savings Initiatives – Ecopetrol Group

Billion (COP)	2Q 2019	2Q 2018	6M 2019	6M 2018
Optimization of drilling costs and facilities construction	253.5	140.5	535.9	249.3
Improvement of the commercial strategy	86.6	32.7	137.4	47.2
Improvement in refineries revenues/margins	56.7	116.6	87.4	182.7
Reduction of O&M Midstream costs	42.9	23.3	53.7	29.3
Energy strategy - Surplus sales - Cost optimization	23.6	20.2	46.6	44.5
Savings on staff, logistics and other areas	20.8	16.3	27.8	14.8
Reduction of deferred production	6.1	44.8	12.7	257.9
Operating optimization	9.8	10.3	35.7	24.0
Refining cash cost optimization	0.0	16.2	0.0	16.2
Dilution and evacuation of heavy and extra heavy crude oil	(27.6)	8.3	20.7	25.6
Total	472.4	429.2	957.9	891.5

5.	Investments

In the first half of the year, the Ecopetrol Group invested a total of USD 1,392 million, which represents an increase of 38% over the same period of 2018.

Investments made in the first half of the year remain 81% concentrated on the Upstream segment, in line with the Ecopetrol Group’s strategic growth priorities. This segment also posted a 29% increase in investment versus 1H18, based largely on the increase in drilling activity and completion (average of 10 additional rigs versus 1H18). Given current prospects, the Ecopetrol Group’s estimated organic investment remains at USD 3.5 to 4 billion for 2019.

Production: The Ecopetrol S.A. drilling campaign was focused on the Castilla, Rubiales, Casabe, La Cira Infantas and Suria fields. At the subsidiaries, investment was led by Ecopetrol America Inc. and Hocol. To date, 311 development wells have been drilled, with 208 capitalizable workovers completed. In addition, USD 100 million have been invested in strategic studies, concentrated on seeking to reduce petro-technical uncertainty in current development areas as Provincia and Tibú.

Exploration: Investments were concentrated on the drilling of ten wells and the acquisition of 2D and 3D seismic for 173,219 km in Brazil and Mexico.

Downstream: Execution of major maintenances at the Barrancabermeja plants (distillation unit, diesel hydrotreatment, rotors and tanks) and at Cartagena refinery (hydrocracking unit, turbines and tanks).

Midstream: Operational continuity activities (major maintenances, mechanical repairs and geotechnical activities) on the various oil pipeline and polyduct systems of CENIT and its subsidiaries.

17

Table 19: Investments by Segment – Ecopetrol Group

Million (USD)	Ecopetrol S.A.	Affiliates and Subsidiaries	Total	% Share
Production	976	74	1,050	75.4%
Downstream	76	79	155	11.1%
Exploration	46	38	84	6.0%
Midstream*	0	88	88	6.3%
Corporate	16	0	16	1.2%
Total	1,114	279	1,392	100.0%

* Includes the total amount of investments of each of the companies of the Ecopetrol Group (Participation Ecopetrol S.A. and non-controlling interest)

III. Social and Corporate Responsibility – Ecopetrol S.A.

1.	HSE Performance

Table 20: HSE (Health, Safety and Environment) Performance

HSE Indicators*	2Q 2019	2Q 2018	6M 2019	6M 2018
Frequency of total registrable injuries (No. Recordable cases / Million man hours)	0.58	0.65	0.56	0.61
Environmental incidents**	2	4	4	7

* The results of the indicators are subject to subsequent modification at the close of the quarter, as some accidents and incidents are reclassified according to the final results of the investigations.

** Environmental incidents are defined as hydrocarbon spills greater than one barrel, with an environmental effect.

2.	Environment and Social Investment, Corporate Responsibility and Corporate Governance

Environment:

•	In 2Q19 Ecopetrol S.A. obtained the verification of the reduction in greenhouse gas emissions totaling 1,068,394 tons of CO2-equivalent, by Ruby Canyon Engineering, an international auditing firm specialized in emissions reduction, accredited by the Mexican Accreditation Entity (EMA) and the American National Standards Institute (ANSI). Ecopetrol thus becomes Colombia’s first company in the sector to verify a reduction in CO2 emissions in operating processes.

•	In 2Q19, Ecopetrol reused 22 million cubic meters of water, which means that the company stopped capturing and disposing this volume, reducing the pressure on the water resource. In the 1H19, more than 44 million cubic meters of water have been reused, which means an increase of 4% compared 1H18.

Social Investment:

•	In 2Q19, COP 17.7 billion were allocated in socio-environmental investment projects. In the first half, year-to-date investments totaled COP 28.3 billion, COP 24 billion of which corresponded to Social Investment (Voluntary Investment of COP 23.3 billion, Community Benefit Programs (PBC) of COP 0.1 billion and Mandatory Investment of COP 0.6 billion), and COP 4.3 billion to Voluntary Environmental Investment.

•

Additionally, with the taxes of the fiscal year 2018, the Territory Renewal Agency assigned nine projects to Ecopetrol S.A. for COP 84.9 billion, equivalent to a 33.9% participation of the total quota allocated. 15 projects were approved to the Ecopetrol Group (Ecopetrol S.A. + CENIT) for COP 121.2 billion, equivalent to a 48.4% stake.

Corporate Governance:

•	At its session of June 14, 2019 the Ecopetrol Board of Directors approved the creation of the Technology and Innovation Committee, aimed to supporting the technological innovation and digital transformation processes underway in the company. The Committee will consist of the following members of the Board of Directors: Luis Guillermo Echeverri, Orlando Ayala, Sergio Restrepo, Germán Quintero, Carlos Gustavo Cano and Santiago Perdomo.

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IV. Quarterly Results Presentation

Ecopetrol’s management will hold two online presentations to review the second quarter of 2019 results:

Spanish	English
August 13, 2019	August 13, 2019
8:00 a.m. Colombia	9:30 a.m. Colombia
9:00 a.m. New York	10:30 a.m. New York

Internet streaming will be available on the Ecopetrol website at www.ecopetrol.com.co

The presentation via webcast will be available at the following links:

https://event.on24.com/wcc/r/2041716/4593B6901DFBEC6EC1482960B30ABABB (Spanish)

https://event.on24.com/wcc/r/2041720/36A544CDA66868A53378070E599F732C (English)

Please verify that your browser allows normal operation of the online presentation. We recommend the latest versions of Internet Explorer, Google Chrome and Mozilla Firefox.

Contact Information:

Capital Markets Manager

María Catalina Escobar

Telephone: +571-234-5190 - Email: investors@ecopetrol.com.co

Media Relations (Colombia)

Jorge Mauricio Tellez

Telephone: +571-234-4329 - Email: mauricio.tellez@ecopetrol.com.co

19

Ecopetrol Group Appendices

Table 1: Income Statement – Ecopetrol Group

Billion (COP)	2Q 2019	2Q 2018	∆ (%)	6M 2019	6M 2018	∆ (%)
Revenue
Local	8,676	8,134	6.7%	16,497	15,705	5.0%
Export	9,633	8,853	8.8%	17,754	15,925	11.5%
Total revenue	18,309	16,987	7.8%	34,251	31,630	8.3%
Cost of sales
Depreciation, amortization and depletion	2,052	1,899	8.1%	4,023	3,670	9.6%
Variable depreciation, amortization and depletion	1,377	1,282	7.4%	2,677	2,443	9.6%
Fixed cost depreciation	675	617	9.4%	1,346	1,227	9.7%
Variable costs	6,777	5,818	16.5%	12,893	11,019	17.0%
Imported products	3,597	2,717	32.4%	7,018	5,389	30.2%
Local purchases	2,819	2,755	2.3%	5,130	4,911	4.5%
Hydrocarbon transportation services	208	188	10.6%	390	351	11.1%
Inventories and others	153	158	(3.2)%	355	368	(3.5)%
Fixed costs	2,385	2,040	16.9%	4,531	3,915	15.7%
Contracted services	785	661	18.8%	1,420	1,259	12.8%
Maintenance	658	522	26.1%	1,218	935	30.3%
Labor costs	576	515	11.8%	1,120	1,003	11.7%
Other	366	342	7.0%	773	718	7.7%
Total cost of sales	11,214	9,757	14.9%	21,447	18,604	15.3%
Gross income	7,095	7,230	(1.9)%	12,804	13,026	(1.7)%
Operating expenses	1,137	846	34.4%	1,890	1,462	29.3%
Administration expenses	890	732	21.6%	1,582	1,277	23.9%
Exploration and projects expenses	248	117	112.0%	309	188	64.4%
(Recovery) expense for impairment long-term assets	(1)	(3)	(66.7)%	(1)	(3)	(66.7)%
Operating income	5,958	6,384	(6.7)%	10,914	11,564	(5.6)%
Finance result, net	(391)	(620)	(36.9)%	(776)	(1,189)	(34.7)%
Foreign exchange, net	43	48	(10.4)%	86	70	22.9%
Interest, net	(358)	(513)	(30.2)%	(682)	(1,001)	(31.9)%
Financial income/loss	(76)	(155)	(51.0)%	(180)	(258)	(30.2)%
Share of profit of companies	72	96	(25.0)%	233	182	28.0%
Income before income tax	5,639	5,860	(3.8)%	10,371	10,557	(1.8)%
Income tax	(1,872)	(2,093)	(10.6)%	(3,546)	(3,973)	(10.7)%
Net income consolidated	3,767	3,767	0.0%	6,825	6,584	3.7%
Non-controlling interest	(280)	(248)	12.9%	(593)	(450)	31.8%
Net income attributable to owners of Ecopetrol	3,487	3,519	(0.9)%	6,232	6,134	1.6%

EBITDA	8,307	8,609	(3.5)%	15,665	15,759	(0.6)%
EBITDA margin	45.4%	50.7%	(10.5)%	45.7%	49.8%	(8.2)%

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Table 2: Statement of Financial Position / Balance Sheet – Ecopetrol Group

Billion (COP)	June 30, 2019	March 31, 2019	∆ (%)
Current assets
Cash and cash equivalents	5,524	8,938	(38.2)%
Trade and other receivables	8,221	8,628	(4.7)%
Inventories	5,854	5,478	6.9%
Current tax assets	787	672	17.1%
Other financial assets	3,358	4,997	(32.8)%
Other assets	1,256	1,310	(4.1)%
	25,000	30,023	(16.7)%
Non-current assets held for sale	30	28	7.1%
Total current assets	25,030	30,051	(16.7)%

Non-current assets
Investments in associates and joint ventures	1,885	1,834	2.8%
Trade and other receivables	777	744	4.4%
Property, plant and equipment	61,814	61,708	0.2%
Natural and environmental resources	23,660	23,316	1.5%
Assets by right of use	497	477	4.2%
Intangibles	395	420	(6.0)%
Deferred tax assets	5,373	5,452	(1.4)%
Other financial assets	3,794	2,368	60.2%
Other assets	1,893	1,804	4.9%
Total non-current assets	100,088	98,123	2.0%

Total assets	125,118	128,174	(2.4)%

Current liabilities
Loans and borrowings	4,088	4,043	1.1%
Trade and other payables	11,825	17,936	(34.1)%
Provision for employees benefits	1,718	1,870	(8.1)%
Current tax liabilities	1,126	1,796	(37.3)%
Accrued liabilities and provisions	673	784	(14.2)%
Other liabilities	463	355	30.4%
Total current liabilities	19,893	26,784	(25.7)%

Non-current liabilities
Loans and borrowings	33,379	33,685	(0.9)%
Trade and other payables	25	29	(13.8)%
Provision for employees benefits	6,513	6,699	(2.8)%
Deferred tax liabilities	783	790	(0.9)%
Accrued liabilities and provisions	7,025	6,953	1.0%
Other liabilities	566	567	(0.2)%
Total non-current liabilities	48,291	48,723	(0.9)%

Total liabilities	68,184	75,507	(9.7)%

Equity
Equity attributable to owners of the company	54,739	50,681	8.0%
Non-controlling interests	2,195	1,986	10.5%
Total equity	56,934	52,667	8.1%

Total liabilities and equity	125,118	128,174	(2.4)%

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Table 3: Cash Flow Statement – Ecopetrol Group

Billion (COP)	2Q 2019	2Q 2018	6M 2019	6M 2018
Cash flow provided by operating activities
Net income attributable to owners of Ecopetrol S.A.	3,487	3,519	6,232	6,134
Adjustments to reconcile net income to cash provided by operating activities
Non-controlling interests	280	248	593	450
Income tax	1,872	2,093	3,546	3,973
Depreciation, depletion and amortization	2,094	1,917	4,084	3,708
Foreign exchange (gain) loss	(43)	(48)	(86)	(70)
Finance costs recognized in profit or loss	669	796	1,310	1,578
Dry wells	109	41	154	48
Loss (gain) on disposal of non-current assets	30	(21)	42	(21)
Impairment of current and non-current assets	15	(5)	34	(131)
Fair value (gain) on financial assets valuation	(43)	21	(88)	(57)
Profit in acquisition of participations in joint operations	0	0	0	12
Gain on assets for sale	0	1	0	1
(Gain) loss on share of profit of associates and joint ventures	(72)	(96)	(233)	(182)
Realized foreign exchange cash flow hedges	346	109	684	234
Others minor items	2	33	1	(1)
Net changes in operating assets and liabilities	117	(1,061)	(1,658)	(2,473)
Income tax paid	(2,860)	(2,906)	(3,778)	(3,889)
Cash provided by operating activities	6,003	4,641	10,837	9,314

Cash flows from investing activities
Investment in property, plant and equipment	(728)	(666)	(1,328)	(1,110)
Investment in natural and environmental resources	(1,473)	(1,074)	(2,780)	(1,822)
Payments for intangibles	(2)	(17)	(33)	(20)
(Purchases) sales of other financial assets	286	(343)	984	(2,891)
Interest received	121	74	250	158
Dividends received	34	34	34	53
Proceeds from sales of assets	2	52	26	94
Net cash used in investing activities	(1,760)	(1,940)	(2,847)	(5,538)

Cash flows from financing activities
Proceeds (repayment of) from borrowings	(604)	(1,478)	(807)	(1,553)
Interest paid	(523)	(583)	(1,004)	(1,176)
Dividends paid	(6,643)	(2,210)	(6,975)	(2,455)
Net cash used in financing activities	(7,770)	(4,271)	(8,786)	(5,184)

Exchange difference in cash and cash equivalents	113	41	8	(201)
Net (decrease) increase in cash and cash equivalents	(3,414)	(1,529)	(788)	(1,609)
Cash and cash equivalents at the beginning of the period	8,938	7,866	6,312	7,946
Cash and cash equivalents at the end of the period	5,524	6,337	5,524	6,337

Non-cash transactions
Recognition of assets for right of use and liabilities for lease	564	0	564	0

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Table 4: EBITDA Reconciliation Ecopetrol Group

Billion (COP)	2Q 2019	2Q 2018	6M 2019	6M 2018
Net income attributable to the owners of Ecopetrol	3,487	3,519	6,232	6,134
(+) Depreciation, amortization and depletion	2,094	1,917	4,084	3,708
(+/-) Impairment of long-term assets	(1)	(3)	(2)	(149)
(+/-) Gain in acquisition of shares in joint operations	0	0	0	12
(+/-) Financial result, net	391	620	776	1,189
(+) Income tax	1,872	2,093	3,546	3,973
(+) Taxes and others	184	215	436	442
(+/-) Non-controlling interest	280	248	593	450
Consolidated EBITDA	8,307	8,609	15,665	15,759

Table 5: EBITDA Reconciliation by Segment (2Q 2019)

Billion (COP)	Upstream	Downstream	Midstream	Eliminations	Consolidated
Net income attributable to the owners of Ecopetrol	2,806	(331)	1,013	(1)	3,487
(+) Depreciation, amortization and depletion	1,431	345	318	0	2,094
(+/-) Impairment of long-term assets	0	(1)	0	0	(1)
(+/-) Financial result, net	(182)	391	182	0	391
(+) Income tax	1,335	(131)	668	0	1,872
(+) Other taxes	111	90	25	(42)	184
(+/-) Non-controlling interest	(15)	0	295	0	280
Consolidated EBITDA	5,486	363	2,501	(43)	8,307

Ecopetrol S.A Appendices

Following are the Income Statements and Statements of Financial Position of Ecopetrol S.A.

Table 6: Income Statement

Billion (COP)	2Q 2019	2Q 2018	∆ (%)	6M 2019	6M 2018	∆ (%)
Local	8,488	8,335	1.8%	16,254	15,565	4.4%
Exports	7,473	7,143	4.6%	13,859	12,656	9.5%
Total revenue	15,961	15,478	3.1%	30,113	28,221	6.7%
Variable costs	8,479	8,045	5.4%	16,673	14,699	13.4%
Fixed costs	2,968	2,586	14.8%	5,604	5,064	10.7%
Total cost of sales	11,447	10,631	7.7%	22,277	19,763	12.7%
Gross income	4,514	4,847	(6.9)%	7,836	8,458	(7.4)%
Operating expenses	684	428	59.8%	1,124	812	38.4%
Operating income	3,830	4,419	(13.3)%	6,712	7,646	(12.2)%
Financial income/loss	(405)	(578)	(29.9)%	(722)	(920)	(21.5)%
Share of profit of companies	1,169	1,028	13.7%	2,204	1,878	17.4%
Income before income tax	4,594	4,869	(5.6)%	8,194	8,604	(4.8)%
Income tax	(1,107)	(1,350)	(18.0)%	(1,962)	(2,470)	(20.6)%
Net income consolidated	3,487	3,519	(0.9)%	6,232	6,134	1.6%

EBITDA	5,400	5,906	(8.6)%	9,726	10,392	(6.4)%
EBITDA margin	33.8%	38.2%	(11.5)%	32.3%	36.8%	(12.2)%

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Table 7: Statement of Financial Position / Balance Sheet

Billion (COP)	June 30, 2019	March 31, 2019	∆ (%)
Current assets
Cash and cash equivalents	2,001	4,098	(51.2)%
Trade and other receivables	8,531	9,550	(10.7)%
Inventories	3,968	3,510	13.0%
Current tax assets	318	424	(25.0)%
Other financial assets	5,715	5,869	(2.6)%
Other assets	1,081	701	54.2%
	21,614	24,152	(10.5)%
Non-current assets held for sale	24	23	4.3%
Total current assets	21,638	24,175	(10.5)%

Non-current assets
Investments in associates and joint ventures	43,473	38,750	12.2%
Trade and other receivables	632	676	(6.5)%
Property, plant and equipment	21,089	19,896	6.0%
Natural and environmental resources	20,228	17,107	18.2%
Assets by right of use	3,640	0	-
Intangibles	236	228	3.5%
Deferred tax assets	1,888	2,400	(21.3)%
Other financial assets	3,292	3,863	(14.8)%
Other assets	1,075	808	33.0%
Total non-current assets	95,553	83,728	14.1%

Total assets	117,191	107,903	8.6%

Current liabilities
Loans and borrowings	2,738	4,009	(31.7)%
Trade and other payables	10,933	9,467	15.5%
Provision for employees benefits	1,673	1,822	(8.2)%
Current tax liabilities	711	1,386	(48.7)%
Accrued liabilities and provisions	595	331	79.8%
Other liabilities	391	283	38.2%
Total current liabilities	17,041	17,298	(1.5)%

Non-current liabilities
Loans and borrowings	33,334	32,611	2.2%
Provision for employees benefits	6,513	6,705	(2.9)%
Deferred tax liabilities	144	145	(0.7)%
Accrued liabilities and provisions	5,396	4,939	9.3%
Other liabilities	24	13	84.6%
Total non-current liabilities	45,411	44,413	2.2%

Total liabilities	62,452	61,711	1.2%

Equity
Equity attributable to owners of the company	54,739	46,192	18.5%
Total equity	54,739	46,192	18.5%

Total liabilities and equity	117,191	107,903	8.6%

24